Exhibit (a)(1)(G)

®	Equity LifeStyle Properties, Inc. Two North Riverside Plaza, Suite 800 Chicago, Illinois 60606 (800) 247-5279

August 9, 2012

Dear Holder of ELS Series A Preferred Stock:

You will find attached to this letter an offer we are making to all holders of our 8.034% Series A Cumulative Redeemable Perpetual Preferred Stock to exchange that stock for depositary shares of a new series of preferred stock (the “Series C Preferred Stock”) that has, among other features, a 5-year no-call feature and a coupon rate of 6.75%.

You should read carefully the attached “Offer to Exchange” and the accompanying “Letter of Transmittal,” which explain in detail the terms of the offer, the terms of the new Series C Preferred Stock and depositary shares, how you can tender your shares to be exchanged if you choose to do so, and other important information that you should read before making any decision with respect to the offer. You may also wish to discuss the offer with your personal financial advisor or other legal, tax or investment advisors.

Sincerely,

Equity LifeStyle Properties, Inc.